Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com
February 13, 2009
VIA EDGAR CORRESPONDENCE
Mr. Matthew Crispino
Staff Attorney
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manhattan Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
Definitive Proxy Statement
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 6, 2008
File No. 000-23999
Dear Mr. Crispino:
     We represent Manhattan Associates, Inc. (the “Company”). We have received, on behalf of the Company, the Staff’s follow-up comment letter dated February 3, 2009 with respect to the above-referenced filings. Per our telephone conversation of earlier today, the Company proposes to respond to the Staff’s follow-up comment letter no later than March 4, 2009. This proposed response date is based on the need to obtain thorough review by the Company’s senior management and the Compensation Committee of the Board of Directors before the Company’s response is submitted to the Staff, while accommodating the Company’s current efforts to complete and file its Annual Report on Form 10-K for its fiscal year ended December 31, 2008 by its due date, March 2.
     If there are questions or concerns about the Company’s proposed response date after review of this letter, please do not hesitate to contact me by telephone at (404) 815-6051.

Very truly yours, KILPATRICK STOCKTON LLP
By:	/s/ David M. Eaton
David M. Eaton,
A Partner

cc:	David Dabbiere Manhattan Associates, Inc.